Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Date: July 15, 2014

Q&A

General

1.	What was announced today?

•	Reynolds American and Lorillard announced that they have entered into a definitive agreement in which Reynolds American has agreed to acquire Lorillard in a stock and cash transaction currently valued at $68.88 per share, or a total of $27.4 billion, including the assumption of net debt.

•	R.J. Reynolds and Lorillard will divest several of their brands – KOOL, Salem, Winston, Maverick and blu eCigs – to a subsidiary of Imperial Tobacco Group, PLC (“Imperial”), creating another large player in the U.S. tobacco market.

•	British American Tobacco will invest approximately $4.7 billion in RAI, at closing, to maintain its 42% stake in the company.

2.	Why is Reynolds American making this acquisition?

•	This transaction supports Reynolds American’s ongoing efforts to lead the transformation of the tobacco industry and is a natural progression of our decade-long evolution as a company.

•	The transaction results in a stronger, balanced portfolio for R.J. Reynolds, positioning the company more competitively.

•	Cost savings and greater sales volume generated by this combination will better position Reynolds American’s operating companies to fuel continued investment in brand building, innovation and R&D, enhancing shareholder value and benefiting adult tobacco consumers, and wholesale and retail partners.

3.	How important is the Newport brand in the acquisition of Lorillard?

•	This acquisition will allow R.J. Reynolds to have a significantly strengthened and diversified portfolio of iconic brands across all key categories – the most balanced in the industry.

•	Newport will be a key addition to R.J. Reynolds’ portfolio. It leads the U.S. menthol category. Lorillard reported that Newport ended 2013 with a 12.6 percent share of market with a solid growth trajectory over the past three decades.

•	The combination of R.J. Reynolds’ Camel and Pall Mall brands and Lorillard’s Newport brand will provide R.J. Reynolds with an enhanced ability to compete against the category leader in traditional cigarette and smokeless categories.

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•	In addition, synergies and greater sales volume generated by this combination will better position Reynolds American’s operating companies to fuel continued investment in brand building, innovation and R&D, enhancing shareholder value and benefiting adult tobacco consumers, and wholesale and retail partners.

4.	Which brands will be divested to Imperial and why were these specific brands chosen?

•	Imperial has agreed to purchase the KOOL, Salem, Winston, Maverick and blu eCigs brands. The acquisition of these brands will make Imperial a significantly stronger U.S. tobacco player, positioning it as a stong competitor in both traditional tobacco products and emerging product categories, including e-cigarettes.

5.	How long have you been negotiating?

•	We have been in discussions for a number of months; details will be in the proxy statement.

6.	How do you intend to address the regulatory clearance?

•	Reynolds American looks forward to working with regulators to move through, and successfully complete, the review process.

•	Imperial has agreed to purchase the KOOL, Salem, Winston, Maverick and blu eCigs brands. The acquisition of these brands will make Imperial a stronger U.S. tobacco player, positioning it as a strong competitor in both traditional tobacco products and emerging product categories, including e-cigarettes.

7.	When will the transaction close?

•	RAI expects the transaction to close during the first half of 2015, pending shareholder and regulatory approvals.

8.	Is the transaction subject to a shareholder vote? By which companies?

•	The transaction is subject to approval by Reynolds American shareholders. BAT has committed to vote its shares in favor of the transaction.

•	The transaction is also subject to approval by Lorillard and Imperial shareholders.

9.	Will Reynolds American’s relationship with BAT change? Will there be any change to the standstill agreement?

•	BAT is strongly supportive of this transaction, as evidenced by its investment and commitment to vote in its favor.

•	There will be no change to the governance agreement with BAT, including the expiration of the standstill at the end of July.

•	Additionally, RAI and BAT have agreed in principle to pursue an ongoing technology-sharing initiative for the development and commercialization of next-generation products, including heat–not-burn cigarettes and vapor products.

10.	What will the role of Lorillard’s CEO be?

•	Murray Kessler, Lorillard’s chairman, president and chief executive officer, will join RAI’s board after the closing of the transaction.

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11.	Will any job losses result from of this deal?

•	No workforce changes or reductions by Reynolds American and its operating companies are expected as a result of this transaction.

•	As a matter of fact, R.J. Reynolds expects to add jobs over the 18 months following the close of the transaction. These will be in addition to the VUSE manufacturing jobs that were announced in June.

•	It is Reynolds American’s intention to transition manufacturing of Newport to Tobaccoville over time, and to transition manufacturing of KOOL, Salem and Winston to Imperial.

•	As part of the divestiture, Imperial will acquire certain assets owned by Lorillard including its manufacturing and R&D facilities in Greensboro, N.C., and approximately 2,900 employees, including a national sales force.

12.	Are integration plans in place?

•	Reynolds American has the deep operational and integration experience required to successfully complete this transaction and transition. RAI has a proven, strong track record of integrating previous acquisitions such as Santa Fe Natural Tobacco Company, Brown & Williamson and American Snuff Company.

13.	How long do you expect the integration to take?

•	We expect the integration and contract manufacturing to begin after approvals and to last up to 18 months. That is our estimate now, but clearly there are many details that will need resolution once the transaction is approved.

Financial

14.	Why is this a good deal for Reynolds American shareholders?

•	Reynolds American believes this combination will be attractive to both companies’ shareholders, allowing them to realize future value through meaningful cost savings and the combined entity’s attractive growth prospects.

•	The transaction will enhance the growth and margin profile of RAI, and will be accretive to earnings in the first full-year, with strong double-digit accretion in the second year and beyond.

•	RAI plans to maintain its current dividend policy until the transaction closes and is committed to a strong dividend policy thereafter, targeting a dividend payout ratio of 75 percent going forward.

15.	Why is it a good deal for Lorillard shareholders?

•	The proposed transaction represents compelling value for Lorillard shareholders through the cash component and continued participation through their ownership of Reynolds American common stock.

•	Lorillard shareholders will receive, for each Lorillard share, $50.50 in cash and 0.2909 of a share in RAI stock at closing, representing $68.88 per share based on RAI’s closing share price yesterday. That represents a premium of 40.4% to the stock price on February 28th, the last trading day prior to initial media speculation around a possible transaction, and a premium of 12.6% to the stock price on July 2nd, prior to more recent news reports.

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16.	In your combined revenue number, how are you calculating sales lost due to the merger?

•	Following the transaction, RAI is projected to have over $11 billion in revenues and approximately $5 billion in operating income, and its operating companies will have growth pillars across key industry categories: Newport, Camel, Pall Mall and Natural American Spirit in combustible cigarettes; Grizzly in smokeless tobacco; and VUSE in the growing e-cigarette market.

17.	How will this transaction impact Reynolds American’s 2015 EPS forecast?

•	We haven’t yet disclosed 2015 EPS guidance. Upon close of the transaction, Reynolds American will provide guidance encompassing the new structure.

•	RAI expects the transaction to be accretive to earnings in the first full year, with strong double-digit accretion in the second year and beyond.

18.	How does Reynolds American plan to finance the transaction?

•	Reynolds American will finance the transaction through a combination of cash and stock.

•	The cash portion will be funded by new debt, the proceeds from BAT’s investment and the net proceeds from the disposal to Imperial.

•	As part of the transaction, BAT will maintain its 42 percent ownership in RAI through an investment of approximately $4.7 billion (based on the RAI’s closing share price of $60.16 as of July 2, 2014, the same share price used to determine the stock component of Lorillard shareholders’ consideration).

•	Reynolds American is confident that it will retain its investment-grade credit rating, and that its significant cash flows and substantial synergies will allow for rapid debt paydown, as well as continued funding of growth initiatives and a strong dividend policy.

19.	What implications does this transaction have for Reynolds American’s dividend program?

•	RAI plans to maintain its current dividend policy until the transaction closes and is committed to a strong dividend policy thereafter, targeting a dividend payout ratio of 75 percent going forward. Lorillard will continue its existing dividend policy until the deal closes.

20.	Will Reynolds American be able to maintain its investment-grade credit rating?

•	Reynolds American is confident that it will retain its investment-grade credit rating, and that its significant cash flows and substantial synergies will allow for rapid debt paydown, as well as continued funding of growth initiatives and a strong dividend policy.

21.	What will Reynolds American’s debt level be and are you comfortable with that going forward?

•	Reynolds American will be raising $9 billion of new debt to finance the transaction. The company anticipates leverage of 3.6x debt/EBITDA at closing, moving to less than 3x within 24 months.

22.	What are the conditions to close?

•	The transaction is subject to customary closing conditions, including approval by shareholders of Reynolds American, Lorillard and Imperial, as well as regulatory approval.

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23.	Which regulatory bodies need to approve the transaction? FDA? FTC? DOJ?

•	The transaction will need approval by the FTC.

24.	How many new shares of common stock will Reynolds American issue? Will all of the newly issued common stock be controlled by British American Tobacco, or will additional shares be made available for other investors?

•	Following the transaction closing, Lorillard shareholders will own approximately 15 percent of Reynolds American’s shares and BAT will maintain its 42 percent share.

Strategy/Brand

25.	What will Reynolds American’s future strategy be?

•	The combination with Lorillard will significantly strengthen and diversify Reynolds American’s operating companies’ product portfolios, resulting in the most balanced offering in the industry with brands including: Newport, Camel, Pall Mall, Natural American Spirit, Grizzly and VUSE.

•	Reynolds American’s operating companies’ continued focus on a core of strong, flagship brands will enable the companies to have a simpler, more operationally efficient business with a superior ability to meet the interests of adult tobacco consumers, as well as our wholesale and retail partners.

•	The synergies and higher sales volumes resulting from this transaction will position RAI’s operating companies to fuel continued investment in product development, R&D and innovation for the long-term future of the company.

26.	How will the Lorillard brands fit in to this strategy?

•	The addition of Newport will be a key component of R.J. Reynolds’ future growth-brand strategy as Newport leads the U.S. menthol category. Lorillard reported that Newport ended 2013 with a 12.6 percent share of market, and the brand has demonstrated a solid growth trajectory over the past three decades.

•	The other Lorillard brands that Reynolds American is acquiring (True, Old Gold, Kent) will be added to R.J. Reynolds’ portfolio.

27.	Are e-cigarettes the future of the tobacco business?

•	While traditional tobacco products remain the largest-selling products in the industry, the e-cigarette category is one of the fastest growing categories in the industry.

•	Several years ago Reynolds American made the determination to internally design and develop VUSE as the first digital vapor cigarette and R.J. Reynolds Vapor Company intends to remain focused on its growth and expansion nationwide.

•	We believe VUSE offers superior technology and has received very positive results in its initial rollout.

•	Additionally, RAI and BAT have agreed in principle to pursue an ongoing technology-sharing initiative for the development and commercialization of next-generation tobacco products, including heat-not-burn cigarettes and vapor cigarettes.

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28.	Why divest blu eCigs?

•	It was simply a business decision. Imperial is getting a great brand in blu eCigs, and will become a key competitor to R.J. Reynolds Vapor Company in that growing category of the industry.

•	Several years ago Reynolds American made the determination to internally design and develop VUSE as the first digital vapor cigarette and R.J. Reynolds Vapor Company intends to remain focused on its growth and expansion nationwide.

29.	How does this transaction advance the transforming tobacco agenda?

•	The synergies and higher sales volumes resulting from this transaction will position RAI’s operating companies to fuel continued investment in product development, R&D and innovation for the long-term future of the company.

30.	What are the anticipated synergies?

•	The company expects to achieve cost savings of approximately $800 million on a run-rate basis, primarily stemming from a reduction in corporate expenses and the assumption by Imperial of certain Lorillard operations along with the divested brands.

•	As a result of the transaction, R.J. Reynolds will benefit from increased scale and efficiencies across the organization. The company will enjoy enhanced geographic coverage resulting from R.J. Reynolds’ strength in the Western U.S. and Lorillard’s complementary strength in the Eastern U.S.

•	This acquisition will allow R.J. Reynolds to have a significantly strengthened and diversified portfolio of iconic brands across all key categories – the most balanced in the industry.

31.	Who will now make the divested brands?

•	Once the transaction is completed, we will enter a transition period during which R.J. Reynolds will contract manufacture KOOL, Salem and Winston for Imperial, and Imperial will contract manufacture Newport for R.J. Reynolds.

•	During that time, trade marketing support behind Newport will transition to R.J. Reynolds’ trade marketing force and other integration activities will be underway. Trade marketing support for KOOL, Salem, Winston, Maverick and blu eCigs will transition to Imperial.

32.	Is Reynolds American planning to sell Santa Fe Natural Tobacco Company or spin it off as a publicly traded company?

•	No. Santa Fe Natural Tobacco Company’s Natural American Spirit brand is a growing, super premium brand that plays a key role in Reynolds American’s operating companies’ brand portfolio strategy.

33.	Is Reynolds American indemnifying Imperial for smoking and health product liability claims on the brands that it is acquiring?

•	Yes, this is standard practice for our industry and doesn’t materially change our risk.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and statements as to regulatory approvals and the expected timing, completion and effects of the proposed transactions, constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication and

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in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the proposed transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, Asset Purchase Agreement or Subscription Agreement; the risk that the necessary shareholder approvals may not be obtained; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the proposed transactions will not be consummated in a timely manner; risks that any of the closing conditions to the proposed transactions may not be satisfied or may not be satisfied in a timely manner; risks related to disruption of management time from ongoing business operations due to the proposed transactions; failure to realize the benefits expected from the proposed transactions; failure to promptly and effectively integrate the acquisition; and the effect of the announcement of the proposed transactions on the ability of Reynolds American, Lorillard and Imperial to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally. Discussions of additional risks, contingencies and uncertainties are contained in Reynolds American’s and Lorillard’s filings with the Securities and Exchange Commission, or the SEC.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, Reynolds American is under no obligation to, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

Reynolds American will file with the SEC, a registration statement on Form S-4 that will include the Joint Proxy Statement of Reynolds American and Lorillard that also constitutes a prospectus of Reynolds American. Reynolds American and Lorillard plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REYNOLDS AMERICAN, LORILLARD, THE TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy

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Statement/Prospectus and other documents filed with the SEC by Reynolds American and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Reynolds American by contacting Reynolds American Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336)741-5165 or at Reynolds American’s website at www.reynoldsamerican.com, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336)335-7000 or at Lorillard’s website at www.lorillard.com.

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Reynolds and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Reynolds and stockholders of Lorillard in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Reynolds and stockholders of Lorillard in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Reynolds’s directors and executive officers is contained in Reynolds’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is filed with the SEC.

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